Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: April 19, 2019

BB&T Corporation Earnings Call

April 18, 2019

Excerpts from Call Transcript

[…]

Kelly S. King - BB&T Corporation—Chairman & CEO

Thanks, Daryl. So let me update you all on kind of where we are. As you know, we announced this combination on February 7 and I would say that it is going extraordinarily well. Remember, we said that fundamental foundations for this is that it is highly synergistic, it is financially compelling and it is transformative. And everything we’ve seen in the last couple of months just confirms that to be true.

Bill and I and our teams are working together extraordinarily well. We started immediately having weekly meetings. We’ve already had 8 weekly meetings, where we are reviewing and planning for the merger. Just this past week, we had our first team-building session at the BB&T leadership entity, which went extraordinarily well. So we’re making really good progress in terms of the teams working together. We are working through the process of pulling the organization together in terms of how it will operate when we actually combine. So we’ve named integration leads across businesses and functions. We have outside consultants working with us on this, which is really, really helping. We’re spending a lot of time focusing on risk oversight to make sure that we have that process nailed down very, very tightly. The merger application and registration statement was filed in early March. We are working with Interbrand, a global-leading brand agency to help us develop the new name and branding.

Our cultures are very similar. However, we are still planning a process to be sure that we pull the cultures together in terms of terminology and how we talk about ourselves, but fundamentals we knew in advance that really — of our firm now are really very, very similar.

We are in the process of holding listening sessions from the community, community groups, individuals because we really want to know what people have to say about this. We’ve recognized this as a major combination. We’ve recognized we have a major responsibility in terms of giving back to the community. Both organizations have done this as a matter of our more commitment to the marketplace, but we believe we can do even more. So that’s very exciting. We’ve already done 4. We’ve got a couple more to go, but feedback has been very, very positive.

So in terms of next steps, the FRB and FDIC actually hold their public meetings to get feedback. Those will be held in Charlotte on April 25 and Atlanta on May 3. We will be submitting our joint capital plan and stress test in May. We’ll be continuing to name additional business leaders as we move down through the organization. We expect to announce our new brand and new name in late second quarter. We will be finalizing the divestiture commitments and undertake the marketing process as we head into the second quarter and then the shareholder vote is expected in the early third quarter.

We remain very confident in our projected $1.6 billion net cost savings. Remember, that is net of technological investments and HR expenses. So that is going very, very well. So in terms of our quarter, it was overall, I think, a very good quarter. We’re extremely pleased about our progress also in working towards creating the premier financial institution. So a great quarter, outstanding strategic combination announced with a combination with us and SunTrust, and it really positions us to drive in a really challenging environment, so we can continue to focus on making the world a better place to live and focusing on lighting the way to financial well-being.

So with that, I’ll turn it back to Rich.

Richard Baytosh - BB&T Corporation—SVP of IR

Thank you, Kelly. Before we start the Q&A session, we recognize there will be a lot of interest in getting an update on the merger planning and what’s happened since the announcement on February 7 as well as our current expected time line for things that unfold from here. So we’d like to have the Q&A to be a balance of questions about our stand-alone BB&T results and trends from the first quarter and merger questions.

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Lianne, at this time, if you come back on the line and explain how our listeners can participate in the Q&A session.

Operator

(Operator Instructions) And we’ll take our first question from John McDonald with Autonomous Research.

John Eamon McDonald - Autonomous Research LLP—Senior Analyst Large-cap Banks

Okay. Great. And then in terms of the MOE, as you’ve dug deeper into the financials, how is your view of the initial projection of earnings power change, if at all? On announcement day, you showed an illustrative 2021 EPS of $5.59. Just kind of wondering what type of refinements, positive or negative, you might have made to that? I know the S-4 came out and showed, for example, higher amortization on the one hand, but also higher purchase accounting. I know it’s early, but any refinements you make to that initial crack of combined earnings power?

Kelly S. King - BB&T Corporation—Chairman & CEO

John, I’ll give you a broad answer and Daryl will give you in detail, if you like, but no, nothing in aggregate. As you say, in a large combination like this, there are puts and takes. You get more detail, more specificity in terms of some of the projections, which early on, as you know, are necessarily broad based and assumption based. But with too much into it and I would say, in terms of the aggregates, we feel as confident as before, if not a tad more confident. The combination of the businesses, now that we’ve learned more, leave us very encouraged in terms of the complementary nature of these businesses. Remember, the big levers on this are the expense control. We feel very good about that. But the long-term enduring benefits are around cross levering the benefit — the speciality focus is on SunTrust over BB&T and BB&T over SunTrust. And the more we learn, the better we feel about that, so I would say net positive.

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

Yes, I’ll just reiterate that, John. So we talked about 5 major categories where we would achieve the savings: facilities, retail, third-party vendors, technology and shared services. As we have met as a new co-management team and we talk about these, we feel extremely confident that we can achieve the $1.6 billion net number. We are in the process of getting more information and detail, as of our companies come together so we can plan to how basically allocate by all the business lines, so it will be held accountable for these savings and still believe that we are very confident in achieving the net savings of $1.6 billion. As far as your accounting question goes, we really don’t know what the rate environment is going to be when we close the transaction. We’re looking at late third quarter or fourth quarter close. So interest rates will have some say on what their potential mark on portfolio is. It’s probably less now with rates down a little bit, but I’m not sure which way rates are going to go across the curve by the time we close. We will basically be reporting both GAAP and cash earnings for the foreseeable future because we’re going to have a lot of noncash expenses. Recall that noncash expenses still fall to capital, so it is very accretive from a capital usage perspective, but we feel very confident in the projections that we gave a few months ago.

Operator

And we’ll take our next question from Betsy Graseck with Morgan Stanley.

Betsy Lynn Graseck - Morgan Stanley, Research Division—MD

Daryl, just on the capital comment that you just made, can you give us a sense as to how you’re thinking through the combined capital position that you have? I mean what does it mean for capital turnover the next couple of CCAR cycles? And I know part of that answer has to come with an assumption that the NPR that’s out there is approved on advance to purchase banks, but maybe you give us some color on if it is, if it isn’t?

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Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

So as we put the two balance sheets together, we will have purchase accounting MRRCs. What we said two months ago is that the capital ratio should be between 9.75% and 10% and we would start capital actions in the amount of share repurchases once we achieve a 10% CET1 ratio. That’s still the plan. Right now, we want to make sure that we get through all of the conversions and conversions are going to take probably one to two years. We want to make sure our earnings get to that really high levels that we can achieve that we have out there projected. And at that point, then we’ll revisit the leverage and capital of the company. But the combination of these two companies should be leading industry capital generation at the    end of the day, which will help bolster our overall returns and returns back to the shareholders.

Betsy Lynn Graseck - Morgan Stanley, Research Division—MD

So are you suggesting that capital return will be on hold until the conversions are done? I just want to make sure I understand that?

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

So we will basically — this is — obviously the Board has to approve this. But when we approve the transaction, both boards said that we wanted to get our capital ratios, CET1 to 10 and then at that point, we would do share repurchases.

Kelly S. King - BB&T Corporation—Chairman & CEO

And Betsy, remember that it’s a multifaceted set of variables that we have to consider and the Board has to consider. The progress with regard to the merger, the combinations in terms of systems, et cetera, but we also have to pay attention to what’s going on in the economy and in global geopolitical issues and all of that. And so for all of those reasons, we are being admittedly conservative when we say 10%. And certainly, there is some upside opportunity with regard to capital utilization as we go forward. But as you know, we are conservative and we’re going to be careful as we go through this because there’s so much earnings power in this organization as we go forward. We will be able to provide extremely good returns, in my view, for our shareholders, but it’s important not to rush it in terms of over leveraging the company in the beginning.

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

I mean even at a 10% CET1 ratio, we will have leading industry return on tangible equity.

Kelly S.King - BB&T Corporation—Chairman & CEO

We’re targeting 22%, Betsy. Will that be satisfactory?

Betsy Lynn Graseck - Morgan Stanley, Research Division—MD

22? 22.5 — do I hear 22.5? No, that’s helpful. Okay. And so it really doesn’t matter if the NPR goes through or not, your 10% is your 10%?

Kelly S.King - BB&T Corporation—Chairman & CEO

Yes.

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

Yes.

Betsy Lynn Graseck - Morgan Stanley, Research Division—MD

Okay. All right. And then just separate question on the net cost saves that you’ve talked about. I know that’s on a net basis. Are you thinking about disclosing what your expectations are for the growth investment to get those net cost saves at some point? When do you think you’ll be communicating that to The Street?

Kelly S. King - BB&T Corporation—Chairman & CEO

Betsy, we still are putting together the plans as you would expect and trying to figure out what the net savings will be, what will be the investments in terms of innovation and technology. So we gave you a good broad number. We will be refining that as we go forward, but it’s a bit early to be honest to knowing exactly what the branch savings costs will be, exactly what the investments and innovation will be. But make no mistake, we’re confident with at least $1.6 billion and we’re confident that, that allows us to make the kind of investments we talked about in terms of leaning forward with regard to innovation and technology investments because that’s really the juice in this thing, Betsy. I mean it’s cost side of play we get that, but that’s not what we’re really focused on. And we’re focused on positioning ourselves to be a leader in terms of innovation and technology so that we can compete effectively with the largest institutions in the country, and we believe there’s enough economics in this to allow us to make those kinds of investments from a long-term point of view and still generate robust returns to our shareholders.

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Betsy Lynn Graseck - Morgan Stanley, Research Division—MD

Got it. Okay. So TBD and you let us know when you’re there? So that — I appreciate that.

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

Yes.

Operator

And we’ll take our next question from Mike Mayo with Wells Fargo Securities.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division—Senior Analyst

Since the merger, BB&T stock has performed only in line with the bank index and has underperformed the S&P 500. It seems that one issue is cultural risk. Kelly, you just said that the cultures are similar, but they certainly are not the same. So the question is what are the cultural differences? And how do you bridge the gap? And I’d highlight three areas. One would be the structure. It seems that BB&T runs relatively more by hierarchy than SunTrust. So how do you get team A, plus team B to create a new team C? Two would be engagement of employees. You’ve mentioned retention packages, but we all know that people can “quit without leaving.” In other words, how do you get their hearts into the job? And three would be the CEO risk. Again, it’s that you and Bill are all smiles. You’ll love each other. Everything is great. But how will you handle it during times when you don’t agree? I mean my wife and I got married and it was all great and then we have disagreements like your socks are on the floor. So will you be able to confront that? I was not the only — all is good between my wife and I. But you’re going to have times you disagree. I think that seems to be important on how you’re going to get along during those times than during this kind of engagement or honeymoon period?

Kelly S.King - BB&T Corporation—Chairman & CEO

Well, thanks, Mike. I mean I think that is kind of at the heart and soul of the issue, I would say, but I feel really good on all those, but let me be direct. With regard to your positioning that BB&T is more hierarchical, I would disagree with that. When you really look at these two organizations and now we live very closer together for eight weeks, I know it’s not like 25 years, but it’s been a pretty involved eight weeks. And Bill and I’ve have known each other for a long time. I really think when you get into it, Mike, there’s not any substantial difference. We both are very focused on empowering our associates and leading from principal, leading from purpose, leading from mission. And so when you really get into it, I have not been able to find any kind of difference in terms of hierarchy or any other words that you might chose to use with regard to that.

In terms of our associates, which is the most important, we feel really good about that. We’ve had very little — very, very little loss of associates at this point. And yes, we are using retention programs, et cetera. But much more importantly, Bill and I agreed day 1 that we’re not taking anything for granted and we’re not expecting our associates to just line up and be good soldiers. We take the responsibility and all of our team does to re-recruit every day. And so we are recruiting our associates to remain a part of this team for the purpose of being a part of something that’s very exciting, very dynamic. It’s an organization that has and can continue at an enhanced basis be a really good place to work. I mean, it can be a place where you can sign your why for your purpose in life and align it with an organization that is deeply committed to purpose and why and making a difference in the world and light in the way to financial well-being. I mean all of that in these two organizations is extremely consistent. And I think this could be kind of hard to find somewhere, there’s any better and not hard to find many places that are as good in terms of just pure opportunity.

I told some people, I wish I was 40 years old again. I mean this is just so exciting in terms of thinking about where this organization could go, but not just economically, I’m talking more importantly in terms of the contribution we can make to the world. I mean we can truly help our clients achieve economic success and financial security. We could really — we have a fantastic associate benefit value program and we can enhance it. We’re working really hard with our communities to even enhance an already outstanding community involvement program. And so there is no meaningful difference in terms of how we do business. Our associates get that and I don’t expect to see any substantial reasons to leave whether you’re talking about technical or not or mostly about having the heart and soul into the game. When I’m talking to our associates, when I’m getting feedback from the SunTrust associates and Bill tells me the same thing, they’re genuinely excited about this. They recognize we’re putting together two great companies that can forge an opportunity for all of us to have a lot of fun, make the world a better place to be and do some good stuff. Get up in the morning, excited about coming to work. That’s what we’re trying to do.

The CEO risk. I know everybody talks, Mike, a lot about that, but Bill and I get along great. We’ve known each other a long time. We’re both, as I say, North Carolina boys, although he’s been, basically, all of his career in Atlanta. But look, I have spent a lot of time in Atlanta too and there’s no material difference between Georgia and North Carolina. We’re all from kind of base root cultures and we get along great. We’re both kind of really, really purpose-driven individuals. We’re both achievement-driven individuals. We’re both deeply committed to our communities and our associates. And while you might find slight differences in terms of our personalities, I really think we are an awful lot of like. I know we’ve got to work on our fish bumping. We’ve been practicing that. But other than that, there’s no material difference between Bill and I and we’re working together great.

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Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division—Senior Analyst

So just one follow-up. Where do you think the stock market has it wrong? You’ve gotten zero credit in the stock market for your merger despite the synergies based on the inline performance with the bank index. Almost every investor that I speak with brings up the cultural risk, the differences in culture. Where do you think the stock market has it wrong when they’re evaluating this aspect of the merger?

Kelly S.King - BB&T Corporation—Chairman & CEO

So Mike, as you know, I’ve been through 1 large MOE, although it was 20-plus years ago, but these two are very similar. And I’m seeing the same thing here that we saw then. The stock market doesn’t have it wrong. The stock market just kind of exploded, and I don’t blame them for that. I think the smarter ones will take a bit of a more of a leap of faith and trust the experience the Bill and I have had over all these years. I mean I’ve been at it 47 years. He has been at it like 39 years. We’re not like just starting out. So I think the smart investors will recognize it, but they’ll find a high probability to successful venture and they’ll invest early. Those that are more conservative will lay back and wait for us to prove it. It kind of does not matter to me. I’m not interested in short-run results. I’m not interested in short-term pops into stock. My commitment, Bill’s commitment to the long term of our shareholders is to produce a good, steady, less volatile long-term growing TSR and that’s exactly what we’re going to do.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division—Senior Analyst

And then last quick follow-up. Is — are the SunTrust executives going to go through the BB&T Leadership Institute? Or — we enjoy that Investor Day that you had for us there, but how will that play part in the new firm?

Kelly S.King - BB&T Corporation—Chairman & CEO

Yes. I was glad you were there, Mike. And we were actually there last week. You may appreciate, we spent 1.5 days over there last week with our new executive team. We have — we’ll have multiple leadership team-building sessions going forward. And all of the SunTrust executives have committed to go through and excitedly committed to go through. They loved it and frankly and makes it really good, but yes, they are definitely going to be going through that and we’ll be doing things together. So the leadership institute is a powerful organization in terms of helping people grow individually and as teams. And so far, I would say, there’s a 150% commitment to working together in those types of endeavors.

Operator

And we’ll take our next question from Erika Najarian with Bank of America.

Erika Najarian - BofA Merrill Lynch, Research Division—MD and Head of US Banks Equity Research

You’ve been pretty explicit about the purchase accounting adjustments on the loan side, but Daryl, I’m wondering if you could give us a better sense on the mark-to-market accounting that we could expect on the pro forma balance sheet on the securities and on wholesale funding? And also, is there any flexibility to optimize the yields and the cost?

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

That’s a great question, Erika. Being a former treasurer, this is a once-in-a-lifetime opportunity. When the two companies come together, we’re basically going to have half the balance sheet mark-to-market. So as it gets closer, our Treasurer and executive management will decide if we need to add just the interest rate risk profile or if we need to change some of that asset classes or mix of what we have, everything — half the balance sheet will be available to basically buy or sell it at that time or change positions. So our view is that there’s a huge opportunity for us and position us for the future. So I think as the time gets closer to when we know we’re going to close, we’ll be able to give you more color on that, but I think this is just an unbelievable opportunity for somebody to really position the company forward from that perspective.

Erika Najarian - BofA Merrill Lynch, Research Division—MD and Head of US Banks Equity Research

Got it. And in your S-4, you noted that the $3.5 billion fair value adjustment, $3 billion of it was for credit and the rest 500 — about $500 million was for interest rates and other mark-to-market adjustments. I’m wondering, if you close the deal in 2019, if SunTrust’s loan portfolio does better and it runs better than the 2% loss rate, could you continue to reclassify that $3 billion or the PCI or nonaccretable yield to non-PCI or accretable yield? And does CECL change any of this even if you close in 2019?

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

So when we came up with the credit mark on the SunTrust portfolio, it was 2%. And Clark and I still agree that’s the appropriate number as we get in and look more. We did hire a third party to help us with the evaluation methods for the whole balance sheet and that is going on. And that is not completed yet, that will probably be completed in the next couple of months. But from the closing the transaction in ‘19, we’ll have the typical PCI amount of loans and then with the rest, we’ll have a fair value mark. When we adopt CECL in 2020, the PCI loans and some of the other loans will be

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reclassified into PCD. And then, we will allocate a life of loss, the CECL reserve to the remaining SunTrust and BB&T loans at that point in time.

So in essence, if you look at just the SunTrust loans from a good book perspective, you’ll have a discount amount on there that will creep through income plus you’ll have a life of loss reserve with CECL. So from that perspective, I would say, the loan portfolio will be more than adequately covered. It’s kind of really odd accounting. We have a comment letter into FASB. And I think some of other banks that have done deals recently have comment letters in their FASB, but that’s the way we understand the accounting now is how it’s going to play out.

Operator

And we’ll take our next question from Matt O’Connor with Deutsche Bank.

Matthew D. O’Connor - Deutsche Bank AG, Research Division—MD in Equity Research

Okay. And then just circling back on some of the discussion about the cost saves and the investments get us more information down the road. Do you guys have an estimate on when we might get more details on what’s driving the cost saves beyond just a couple of the bullet points and the numbers behind it, just to have a sense of when you’ll have that information for us?

Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

I would say, we will continue to work on that. As we put the two companies together, we have financials, we get more clarity. We are in the midst of selecting the layers of management from executive manager on down. That will create some cost savings from that perspective just because you’ve got duplications in a lot of business managers from that perspective. So that will kind of start where some of the savings are, but it’s going to really evolve over time. We really aren’t looking at and can’t really look at any vendor information until we close the transaction due to antitrust. So that’s just out there at a very high level. And as the branch systems come together and we’ll have some branch closures, we’ll have more color on what those savings relate to. Shared services, there’s a lot of overlap on shared services as business models are selected and locations are selected and that’s going to impact closures on those areas and facilities. So I think there is a wealth of areas that we will be able to piece together to achieve a net $1.6 billion number that leave enough for technology and other investments in the company. So we think we can have industry-leading profitability returns as well as still increase the ramp up of our technology investments in the company.

Operator

And we’ll take our next question from John Pancari with Evercore ISI.

John G. Pancari - Evercore ISI Institutional Equities, Research Division—Senior MD & Senior Equity Research Analyst

Got it. Okay. And then separately on the combined basis, I know you had indicated that there are more broadly no big change in the earnings power expectation per John’s question, but also want to see if — can you talk specifically about your 51% combined efficiency ratio expectation as well as the 22% return on tangible common equity expectation. Any change to those given the backdrop, the rate environment, et cetera?

Kelly S. King - BB&T Corporation—Chairman & CEO

No, John, we don’t see any changes. Based on everything we see now, those numbers were derived very mathematically based off of reasonably conservative assumptions and nothing we see today or looking forward change the fundamentals of those assumptions.

Operator

And we’ll take our final question from Ken Usdin with Jefferies.

Kenneth Michael Usdin - Jefferies LLC, Research Division—MD and Senior Equity Research Analyst

One more merger-related question. Daryl, as we think ahead to the closing quarter, one of the tough things is always to kind of range the — what then ending up NIM looks like. And granted that there will be some differences as you already mentioned about the — where the purchase accounting ends up, do you have — is it — do you have a general understanding of how we should think about like what the pro forma NIM looks like, given that your guys are 350-ish or so and SunTrust is in the upper 320s plus any PAA or credit or stuff to help us just with that starting point?

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Daryl N. Bible - BB&T Corporation—Senior EVP & CFO

Yes. So we’re going to be reporting both the core net interest margin and reported or GAAP net interest margin and it will probably a wide variance between the 2 because you’re marking the market basically half the balance sheet. We’ll give you more specifics as we get closer. But our core margins overall should be pretty much simply just putting our 2 margins together today. So 330 plus or minus will probably be a ballpark number. But as far a reported GAAP margin, there is a lot of puts and takes in there. And we’ll give you a lot of color and a lot of tables and basically disclose how all that’s going to play out because that will be complex as we put the 2 together. And we’ll just have to be very transparent with you and show you how it’s going to work and just how it’s going to run off over time from that perspective. As I said earlier though on earlier question, we will have the opportunity to basically reposition the balance sheet if we want to do that at some point, that could potentially help and drive core margin at that point, but it’s too early to consider that right now.

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Forward-Looking / Non-GAAP Statements

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

Additional Statements

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.

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